April 20, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (212) 403-2395.

Scott D. Hoffman
General Counsel and V.P.
Lazard Ltd.
30 Rockefeller Plaza
New York, NY 10020

Re:	Lazard Ltd.
	Forms S-1 filed April 18, 2005
	File Nos. 333-123463

Dear Mr. Hoffman:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments on File No. 333-123463

1. We note your response to prior comment 3. Although we do not accept your analysis of the issue, we have decided not to pursue the
Rule 140 issue.


Material Federal Income Tax and Bermuda Tax Consequences - page
234

2. Revise the portion of this tax discussion regarding the tax treatment of holders of Lazard Ltd. stock to clarify that the discussion is supported by the opinion of counsel. Please refer to earlier staff comments on this matter directed toward the Registration Statement for Lazard Ltd.`s offer of common stock.

3. In your revised disclosure you state that there is not any direct authority as to how the contract adjustment payments should be treated and so therefore investors should consult their tax advisor.
From this response it is not clear whether this portion of the tax discussion is covered by Wachtell`s opinion. Please revise to clarify whether Wachtell is of the opinion that the payments would be taxable as ordinary income. Alternatively, please identify any other potential tax consequences and clarify why counsel believes that ordinary income treatment is likely.

Exhibit 5.1

4. Please provide an opinion for the purchase contracts and the senior notes. See Item 601 of Regulation S-K.

5. Please delete assumption (e) since it assumes the opinion to be issued.

6. Please delete the paragraph defining "non-assessable." The opinion has to address what the term means in Item 601 of Regulation
S-K.

Exhibit 8.2 - Tax Opinion of Wachtell Lipton

7. We note your reference that Wachtell Lipton`s opinion may not be relied upon by any person other than Lazard. Revise this line to eliminate any implication that purchasers of the notes may not rely upon the opinion.


*	*	*
Closing Comments


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Jackson, Staff Accountant, at (202)
942-
2865 or Joyce Sweeney, Senior Accountant, at (202) 942-1939 if you have questions regarding comments on the financial statements and related matters. Please contact Christian Windsor, Special
Counsel
at (202) 942-1974 or me at (202) 942-1874 with any other
questions.


						Sincerely,


						Mark Webb,
						Branch Chief


cc:	Via Facsimile: (212) 403-2395
Benjamin Fackler, Esq
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Lazard LTD
Scott Hoffman, General Counsel, V.P.
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